Exhibit 99.1

Tower
Semiconductor

Where **Analog** and **Value** Meet

Tower Shareholders Approve Intel Merger at Extraordinary General Meeting

MIGDAL HAEMEK, Israel, April 25, 2022 – Tower Semiconductor Ltd. (Nasdaq: TSEM), a leading foundry for analog semiconductor solutions, is pleased to announce today that at its extraordinary general meeting (the “EGM”) of shareholders, held on April 25, 2022, certain proposals related to the Agreement and Plan of Merger, dated February 15, 2022, by and among Tower Semiconductor Ltd. (“Tower”), Intel Corporation (“Intel”) and the other parties thereto (the “Merger Agreement”), pursuant to which Tower will become a wholly owned subsidiary of Intel (the “Merger”), were approved.  At the EGM, Tower’s shareholders approved, by the requisite majority vote, the acquisition of Tower by Intel, including the approval of: (a) the Merger Agreement; (b) the Merger itself, on the terms and subject to the conditions set forth in the Merger Agreement; (c) the consideration to be received by the shareholders of Tower in the Merger, consisting of $53.00 in cash, without interest and less any applicable withholding taxes, for each ordinary share, par value NIS 15.00 per share, of Tower owned immediately prior to the effective time of the Merger; and (d) all other transactions and arrangements contemplated by the Merger Agreement. The transaction is subject to certain regulatory approvals and customary closing conditions.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed transaction. On March 11, 2022, Tower furnished to the SEC and mailed or otherwise provided to its shareholders a proxy statement in connection with the proposed transaction (the “proxy statement”), and each party will file or furnish other documents regarding the proposed transaction with the SEC. The proxy statement contains important information about the proposed transaction and related matters. This communication is not a substitute for the proxy statement or any other document that may be filed or furnished by Tower with the SEC. Investors and security holders are urged to read the proxy statement in its entirety and other relevant documents filed with or furnished to the SEC in connection with the proposed transaction or incorporated by reference therein when they become available before making any investment decision with respect to the proposed transaction because they will contain important information about the proposed transaction and the parties to the proposed transaction.

You may obtain copies of all documents filed with or furnished to the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and shareholders will be able to obtain free copies of the proxy statement and other documents filed with or furnished to the SEC by Tower on Tower’s Investor Relations website (ir.towersemi.com) or by writing to Tower, Corporate Secretary, 20 Shaul Amor Street, Ramat Gavriel Industrial Park, P.O. Box 619, Migdal Haemek 2310502, Israel (for documents filed with or furnished to the SEC by Tower).

About Tower Semiconductor
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), the leading foundry of high-value analog semiconductor solutions, provides technology and manufacturing platforms for integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, mobile, infrastructure, medical, and aerospace and defense. Tower Semiconductor focuses on creating positive and sustainable impact on the world through long-term partnerships and its advanced and innovative analog technology offering, comprised of a broad range of customizable process platforms such as SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, non-imaging sensors, integrated power management (BCD and 700V), and MEMS. Tower Semiconductor also provides world-class design enablement for a quick and accurate design cycle as well as process transfer services including development, transfer, and optimization, to IDMs and fabless companies. To provide multi-fab sourcing and extended capacity for its customers, Tower Semiconductor owns two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm), three facilities in Japan (two 200mm and one 300mm) which it owns through its 51% holdings in TPSCo and is sharing a 300mm manufacturing facility being established in Italy with ST Microelectronics. For information, please visit: www.towersemi.com.

CONTACTS:
Noit Levy
Tower Semiconductor Investor Relations and Corporate Communications
+972-4-604-7066
noitle@towersemi.com